# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A shares representing limited liability company interests
Address of issuer's principal executive offices: c/o Elda River Capital Management, LLC, 1111 Bagby Street, Suite 2000, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001805552

## Reporting persons
- Elda River Infrastructure WB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,750,000; shared voting power 0; sole dispositive power 3,750,000; shared dispositive power 0; aggregate amount beneficially owned 3,750,000 (8% of the class)
  Comment: (1) The aggregate amount reflects 3,750,000 Class A shares issuable upon the redemption of an equal number of units representing limited liability company interests in WBI Operating LLC ("OpCo Units") (and cancellation of an equivalent number of the Issuer's Class B shares).
  
  (2) Based upon 43,264,850 Class A shares outstanding following the Issuer's initial public offering, as increased by the 3,750,000 Class A Shares issuable upon redemption of OpCo Units held by the Reporting Person.
- Elda River Capital Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 3,750,000; shared voting power 0; sole dispositive power 3,750,000; shared dispositive power 0; aggregate amount beneficially owned 3,750,000 (8% of the class)
  Comment: (1) The aggregate amount reflects 3,750,000 Class A shares issuable upon the redemption of an equal number of OpCo Units (and cancellation of an equivalent number of the Issuer's Class B shares).
  
  (2) Based upon 43,264,850 Class A shares outstanding following the Issuer's initial public offering, as increased by the 3,750,000 Class A Shares issuable upon redemption of OpCo Units beneficially owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200 Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Elda River Infrastructure WB LLC
Elda River Capital Management, LLC
Address of principal business office or, if none, residence:
c/o Elda River Capital Management, LLC
1111 Bagby Street, Suite 2000
Houston, Texas 77002
Citizenship:
Elda River Infrastructure WB LLC - Delaware
Elda River Capital Management, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 11 on each of the cover pages hereto.
Elda River Infrastructure WB LLC directly holds 3,750,000 OpCo Units and an equivalent number of the Issuer's Class B Shares, which together are convertible, into 3,750,000 Class A shares. As the indirect manager of Elda River Infrastructure WB LLC, Elda River Capital Management, LLC may be deemed to beneficially own the reported securities. This Statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: 8.0%
Sole power to vote or to direct the vote: 3,750,000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,750,000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of November 14, 2025

## Signatures
- Elda River Infrastructure WB LLC: /s/ Eric Scheyer, Managing Partner (11/14/2025)
- Elda River Capital Management, LLC: /s/ Eric Scheyer, Managing Partner (11/14/2025)